UNITIED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the period of November 22, 2004

Commission File Number: 0-17551

Trans-Orient Petroleum Ltd.
(Translation of registrant’s name into English)

Suite 1407 - 1050 Burrard Street
Vancouver B.C. Canada V6Z 2S3
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   ☒                       Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes   ☐                       No    ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

SUBMITTED HEREWITH

1)	Material Change Report (BC FORM F51-102F3) dated November 22, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Trans-Orient Petroleum Ltd.

	By:	/s/ Peter Loretto
Peter Loretto
President
Chief Executive Officer
Date: November 22, 2004

This is the form of material change report required under section 85(1) of the Securities Act.

FORM F51-102F3

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.	Name and Address of Company

Trans-Orient Petroleum Ltd. 1407-1050 Burrard Street Vancouver, B.C. V6Z 2S3

Item 2.	Date of Material Change

On or about November 22, 2004

Item 3.	News Release

November 22, 2004, Vancouver, B.C.

Item 4.	Summary of Material Change

Trans-Orient to Exercise Austral Warrants

Trans-Orient Petroleum Ltd., (OTCBB:TOPLF) announced today that it has sold 550,000 shares of its investment in an affiliated company, Austral Pacific Energy Ltd. ("Austral") (TSX-V: APX and OTC BB: APXYF) at a price of CAD$3.50 per share. The Company will use the proceeds of this sale to exercise 836,845 outstanding Austral share purchase warrants that Trans-Orient holds of Austral at an exercise price of US$1.50.

Item 5.	Full Description of Material Change

Vancouver, BC, November 22, 2004 - Trans-Orient Petroleum Ltd., (OTCBB:TOPLF) announced today that it has sold 550,000 shares of its investment in an affiliated company, Austral Pacific Energy Ltd. ("Austral") (TSX-V: APX and OTC BB: APXYF) at a price of CAD$3.50 per share. The share sale was effected through the facilities of the TSX Venture Exchange. The Company will use the proceeds of this sale to exercise 836,845 outstanding Austral share purchase warrants that Trans-Orient holds of Austral at an exercise price of US$1.50. Upon completion of the exercise of warrants transaction, Trans-Orient will hold 1,240,990 shares or approximately 7.79% of Austral's shares and will continue to hold an additional 382,750 share purchase warrants in Austral. Vancouver businessman, Peter Loretto, the controlling shareholder of Trans-Orient will own, upon completion of the two transactions, 13.75% of Austral inclusive of his indirect holdings through Trans-Orient. Currently, Trans-Orient Petroleum Ltd. has 2,516,823 shares outstanding.

For further Information Contact:
Peter Loretto of Trans-Orient Petroleum Ltd. at 604-682-6496

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.	Omitted Information

None

Item 8.	Executive Officer

Peter Loretto, President and Chief Executive Officer (604) 682-6496

Item 9.	Date of Report
November 22, 2004

"Peter Loretto" ______________________________ Peter Loretto, President/Chief Executive Officer Place of Declaration: Vancouver, British Columbia